Exhibit 12.1

HollyFrontier Corporation

Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(In thousands)
Income from continuing operations before income tax expense, excluding earnings/loss in equity method investments	(265,105)	1,212,306	469,507	1,161,471	2,785,072	1,639,395
Share of distributed income of 50%-or-less-owned affiliates	8,784	4,681	2,987	2,826	3,364	2,552
Fixed charges	75,235	84,775	85,385	104,292	135,575	114,739
Interest capitalized	(5,969)	(5,546)	(11,822)	(12,055)	(9,108)	(17,225)
Amortization of capitalized interest	2,194	2,687	2,465	1,992	1,510	1,146

Earnings	(184,861)	1,298,903	548,522	1,258,526	2,916,413	1,740,607

FIXED CHARGES
Interest expense	45,888	43,470	43,646	68,050	104,186	78,323
Capitalized interest	5,969	5,546	11,822	12,055	9,108	17,225
Interest component of leases (1)	23,378	35,759	29,917	24,187	22,281	19,191

Total fixed charges	75,235	84,775	85,385	104,292	135,575	114,739

Ratio of Earnings to Fixed Charges	*	15.3	6.4	12.1	21.5	15.2

(1) Calculation of interest component of leases Consolidated HFC rental expense times 33.33%	70,134	107,279	89,752	72,563	66,845	57,575
	23,378	35,759	29,917	24,187	22,281	19,191

(*)	Fixed charges exceeded earnings by $260.1 million for the nine months ended September 30, 2016.